Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This transcript contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a presentation made by John W. Thompson, Chairman and Chief Executive Officer of Symantec, and Gary L. Bloom, Chairman, President and Chief Executive Officer of VERITAS, on January 5, 2005.

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Symantec Investor Meeting on VERITAS Software Merger
January 05, 2005

CALL PARTICIPANTS

• John Thompson • Gary Bloom	Symantec, Chairman and CEO VERITAS, Chairman, President and CEO

PRESENTATION

Unidentified Speaker: Citigroup Smith Barney Research, we’re pleased to have you here. With us today, the senior management from the two entities combining, Symantec and VERITAS. I’d like to start out by introducing John Thompson, who will be speaking first. He’s the Chairman and CEO of Symantec. Gary Bloom is also here and will be speaking. He’s the President and CEO of VERITAS. And with that, John?

John Thompson: Thank you, Tom, and good morning, everyone. The weather in New York is better than California, if you can imagine that, but it’s obviously — because some of you thought, because we have 350 that said yes, I wanted to show up to hear this story.

I hope that’s a reflection in your sincere interest in what we are doing, and why we’re doing it, and our reason for being here is to make sure that there is clarity around what we think is an awfully important transaction, not just to both companies, but to the industry overall. So, without much further adieu, let me advise you that there will be forward-looking statements, or there will be forecasts here that are subject to change, and you should take advantage of reading the safe harbor statement.

In addition to that, the two companies will in fact file a joint proxy, and you should look for that and make sure you read that for all the particular details. So, without much further adieu, let me speak to what it is we are doing.

We have believed for some time, not just Symantec, but VERITAS, that the issue that CIOs around the world are dealing with is the integrity of the information assets that they have been chartered with managing. And, therefore, by bringing together the leading company in information security and the leading company in storage management, you create a powerhouse company, in my opinion, that can in fact become the company that helps customers deal with the integrity of their information assets.

That process is critically important in today’s environment when you consider the fact that there are three driving issues for most CIOs — complexity, cost and compliance. And by putting these two companies together, we have a better opportunity than almost any company in the industry to be able to deal with that, given the core set of assets that come from both companies.

Why have we chosen to do this? What is the rationale for this transaction? First off, it addresses what we believe to be one of the number one challenges for large enterprise customers around the world, and that is, how do they manage the complexity of their infrastructure, and how do they manage that process with fewer suppliers? We, in our own road shows and presentations that we’ve made to investors over the last 18 months, have talked about that trend, and this transaction is an instantiation of our response, if you will, to that trend.

Furthermore, we think the issue of heterogeneity — that is, multiple platforms from multiple vendors in every large enterprise — is a phenomenon that we will have to deal with for a long, long time, if not forever, and therefore, having two companies come together that offer a broad heterogeneous platform for solving those capabilities or challenges is an important statement.

Third, this does create a transaction of some scale, but more important to the transaction is the size of the market that the combined company gets to address. It goes from, Symantec’s case, some six years ago, a market opportunity of about $3 billion, to today, post-transaction, a market opportunity of almost $56 billion. To the extent that we get our fair share, we certainly have an opportunity to produce very, very strong growth for our companies and their investors.

Next, it is about creating a leadership company, a company that in its sheer size will be the fourth-largest independent software company in the world, or the fifth-largest software company in the world, when you include IBM’s software business as a part of that. It will in fact be the fastest-growing software company above $3 billion, with a growth rate that is more than twice the average for companies in that segment, and at least eight points better than the next-closest company.

And, finally, these are the leaders. This is not putting a broken company together with a well-run company, a small company with a big company, or a big company and a small company. This is about putting the leader in storage and the leader in systems — storage management and the leader in security management together to create an opportunity that we think addresses the changing needs and the changing buying behavior in the large enterprise environment.

We think there are opportunities, particularly around the go-to-market models for coverage in the large enterprises, and for activities that we can engage in at the channel level, where we are strong at the channel and VERITAS is very strong in the large enterprise.

And, finally, we have a very seasoned senior management team, with a collective level of experience across this team that is unrivaled in the industry, having done more than 29 transactions as a combined CEO team between me and Gary, and having CFOs who are very, very experienced in multiple jobs, with John Schwarz leading the charge for all of our business unit and product development activities. We think that team is untouchable by any in the enterprise software space.

So, let’s talk about the opportunity, the opportunity that this new company will address. We’ll grow from $35 billion in ‘03 to about $56 billion in ‘07. It is comprised of clearly important infrastructure technologies, and what this chart reflects is how diverse the technology portfolio is, and equally as importantly, how complex it is, because there are so many piece parts that have to be managed. And what customers want is a single vendor to provide more of those, better integrated and better packaged, so that they can reduce the overall cost and complexity of that process. This transaction is clearly about that.

It creates a clear category leader by orders of magnitude, with greater revenue of over $1 billion next to our closest competitor, Computer Associates, and far more significant revenue than BMC or others who are in the infrastructure category space. We would expect the revenue growth rate of the combined entity to be 18% in its first fiscal year, which as I said earlier is clearly stronger than any of the other companies that are of the scale that this combined entity will be.

We think this positions the new Symantec to be a go-to choice for CIOs around the world, with leadership not just in security technology, but leadership in storage management technologies. And that’s reflected in the category leadership that’s forecasted or projected here on this chart, where VERITAS, in red, has strong positions in storage software, backup and recovery and storage management, and Symantec has clearly strong positions in secure content management, vulnerability and policy compliance and security software, overall. Clearly, market leaders coming together, which is what’s uniquely different about this transaction, and perhaps why people have viewed this with some trepidation or skepticism.

Let me stop there and as Gary to come up and give you some feedback from our customers, as well as a view of the market from our channel partners. So, Gary, come on up.

Gary Bloom: Thanks, John. I’m going to fight a cold up here a little bit, so hopefully my voice will project all the way to the back. Happy to have the opportunity to talk to you about the transaction. When we looked at the transaction, we really started looking at it through our characterization of through the eyes of the CIO, because ultimately what’s really going to matter for the joint company is what do customers need, what are their demands, what are their requirements?

If you look at what some of the top-of-mind issues are, certainly the reduced risk in managing information is top of mind. How are we going to secure it? How do we make information available? Both Symantec and VERITAS, unique companies, driving these two characteristics. Reducing complexity continues to be a primary theme — how do we get the labor cost out of the environment?

One of the real advantages of this transaction, pure software play and very heterogeneous in its mix of products. And tied to this whole notion is let’s get less to buyers. Pretty critical key customer requirement, let’s buy from a smaller number of vendors, smaller number of supplies that offer a much broader portfolio of products. And if they can do that, they believe they start optimizing their procurement processes, optimize their relationship management and get more help from their technology suppliers. And then, of course, just reducing costs in general, which if you’re reducing risks, you’re reducing complexity, ultimately you will reduce costs, both in the hardware and the labor area.

So, if we look and say, well, how does this combination address that challenge, I think it very clearly addresses it in all these categories. One of the things I think you have to realize with this particular transaction is there’s not a tremendous amount of product overlap at the start, so we don’t have to spend all of our time looking and saying, well, what’s the overlap and whose product wins out?

So what there is is there’s a tremendous amount of upside of what do we get by putting the two sets of assets together, and what’s the value of integrating? So we’re going to have the luxury as we go forward and we map out detailed strategies here, we’re going to have the luxury of focusing all of our energy on the upside of integration, packaging, how we deliver solutions to our customers, and that’s a good feeling versus sorting which assets do you lose and which assets do you get rid of. That’s not the fun part of a transaction. We aren’t going to have to do that.

So, when you start looking at it and you say, well, what about in the security space, and how does that tie into availability, while these boxes are drawn differently, the reality is there’s a direct relationship between the two, because you start thinking about what could we do differently in the product areas if we knew a virus was coming? How would you manage the performance and availability of your application if you take what Symantec gets today, which is several days notice and insight into a virus coming down through the network? What would you do around your availability? Would you failover to a secure site? Would you potentially on the other hand start doing incremental backups more frequently?

In other words, you can do preemptive responses, instead of always being in react mode to recover from a virus or recover information from an availability problem. So we can start linking these things together, and clearly in the security space, the policy compliance, the vulnerability management, user provision, we can do those. Availability, all the same technologies to drive everything from applications, storage and data availability that comes from VERITAS.

On complexity, again, reducing complexity — heterogeneous software. This will be a supplier that’s unique in the industry. As John indicated, we’re putting two leaders together. Neither of us really needed to do this transaction. We obviously both see phenomenal opportunity of putting the two companies together to do more for the customer, ultimately building a bigger and stronger business. And part of that is the trend in the industry towards the whole supplier shift that says, I’m just going to deal with a smaller number of suppliers, and we hear that all day long. This addresses that particular problem.

And then, of course, around reducing cost, overall storage-server virtualization, storage and server management, but also some of what I mentioned, which says if we start building and coupling these products together, start creating opportunities and environments that essentially are not reactive, but preemptive in protecting the environment in advance. I’ll tell you, in our own shop, having experienced the effects of a virus or the effects of recovering information, it’s a lot cheaper, a lot more efficient, if you prevent that in the first place. And so we’re going to be able to do a lot of preventative technology and preventative medicine in this particular transaction.

If you look at the distribution opportunities, from a distribution perspective — and John touched on this — consumer and small-medium business, very strong brand presence of the Symantec products. We obviously have some overlap in the small-medium enterprise, although for us, if you look at the Backup Exec product at VERITAS, sort of closer to the medium enterprise.

It does head down toward the smaller enterprise. And then in the larger enterprise accounts, we started seeing each other showing up both in partnering, but also in the services of customers asking us to start coming together and looking at it from a perspective of how can you really secure and make my environment available? How do you start linking these things together? So, obviously, lots of distribution opportunity here and distribution synergy.

In the product areas, I touched on this a little bit. The way you should think about product integration, which also affects the timeline for product integration, you think about it in kind of three scenarios. There’s what I characterize as loosely coupling technology for integration, there’s the second one, which is how do I package, bundle, deliver technology differently, and the third one is the deep product integration. And, obviously, the loosely coupling and the packaging are things that can come pretty quickly. The deep integration of how do we actually link down in the guts of our two products together, that takes more time.

In this particular case, if you look at the resilient infrastructure, you have a great opportunity for the loosely coupling integration as a starting point, is if I’m worried about application service levels, I’m worried about availability of information, so what can I do if I know about what’s happening in the network and what’s happening in my virus environment, what’s happening in my spam filtering and my control? How do I detect all these different threats to my enterprise, and how can I proactively respond? We’ll be able to accomplish a lot of that through loose coupling of technology.

When you talk about e-mail management, certainly Symantec leads in spam filtering. Symantec has a great lead in antivirus. If you go a step further, with our acquisition of KVS, we do the compliance piece for exchange. So if you start thinking about, well, what do CEOs — not just CIOs, but CEOS and CFOs care about, and general counsels today, is how do I get rid of all that spam? How do I do fraud detection? How do I filter out viruses? And, oh, by the way, how do I make my environment compliant?

There is a great packaging opportunity here to deliver a complete environment for exchange, make it easier to manage, manage all the risk, manage all the compliance of this exchange environment. Incredibly powerful opportunity.

And then there’s the whole, again, regulatory compliance environment that gets into all aspects of data availability and everything else. So part of what you’re seeing is you’re seeing a trend line that says the supplier relationships are consolidating, compliance and risk management in IT is becoming a big topic, and the continued focus around complexity and labor hasn’t changed at all. So that continues to be a key driver.

So we’re really allying not only to what is happening in the world today, but to where the technology trends are going, and where the buying patterns are going as well. So, when we started looking at it and we started rolling this out and talking in detail, as we announced the transaction to the customers, I’ll tell you, the customer response to the transaction has been great. They really do look at it from a perspective of saying, how do I take advantage of this technology? In some cases, in this particular example, the buyer is the security officer.

You’ll see in a lot of accounts, and we are starting to see at VERITAS more and more often, I was making calls on the security group, because the security group is no longer in many shops really the security group. They’re now the risk management for IT, and things like compliance, system availability, resilient infrastructure, all the different things that says, is my business recoverable, resilient for disaster, for everything else, and for security reasons, my information security? Those are all part of the security office, or the risk manager.

So, obviously, those individuals that have that consolidated view already today, and I think you’re going to see more of that consolidated view in the future. Those customers already like the transaction because it’s going right down into the sweet spot of how they’re thinking about their business.

If I go on over to this one, in this particular case, it’s all about complexity in the fact it says, gee, if we get the right synergies here, we can get very aggressive about how we do information management, how we meet our security requirements. Obviously, this is from an administrator viewpoint. So they’re looking at it and saying, gee, common vendor, common way of getting services, a common way of thinking about information availability and security. Again, very, very positive.

This next one really focuses in on the scale, and this gets into the vendor relationship that says, gee, with the merger too we get a strategic adviser, so the adviser piece is very important. There’s greater scale and an integrated product line. The whole notion that they can come to one place — and what makes this transaction so different than so many others that you’ve seen in the industry is it’s leading technology. It’s not as though they’re going to have to give up on having the best-of-breed components in any of the respective areas. They get best of breed, the opportunity for the integration and the opportunity for an integrated supplier relationship. It’s a really powerful statement to the customer.

Hardware vendors have responded very positively to the transaction. This is a quote, actually from Jonathan Schwartz over at Sun Microsystems, a different Jonathan Schwartz. I always have to be a little bit careful in this one, because we start talking about Sun and all of a sudden we’ve got Jonathan Shwartzes mixed up on us. But in this particular case, a very positive response. We’ve seen a consistent and kind of to some extent a surprising response out of the hardware vendors as far as being very positive about this transaction. And in their view, there’s tremendous upside, especially from a VERITAS view, of saying our ability to be an independent, heterogeneous software company through the aspect of this merger is now almost assured.

It’s almost guaranteed we’ll be heterogeneous, we’ll be open, we’ll be software, and so it should, and we anticipate, and certainly from their early response expect, that it’s going to unleash a whole new wave of partnering opportunity. Because now all the different hardware vendors don’t have to have any lingering concern about is VERITAS these assets around storage and complexity and management that’s heterogeneous, are they going to land with a different hardware vendor? That goes away. So all of a sudden, our partnering opportunities actually get bigger, not smaller, and that’s kind of a funny twist, that as we started calling the different — sponsoring executives we deal with, just one we didn’t really expect, but obviously a very positive outcome nonetheless.

Network Appliance obviously sees a great relationship here, given the way they’re focusing around data appliances and storage appliances and the whole notion of easily provisioned, easily managed, network-based storage. Well, if it’s network-based storage, you’re going to need to assure the integrity of that, meaning the availability and the security of it.

So, really in a relationship like Network Appliance, where VERITAS is already doing a lot of work with them, nothing but upside for the combination. So we’re seeing that from a pretty good sign.

And then I had a series of quotes from different resellers and partners and enterprise resellers. The bottom line is, very, very positive response from the reseller community, for a lot of different reasons. In this particular case, they really look for the synergies of the simplified information management, and then, of course, they’re also looking at it from, gee, it’s another relationship consolidation with a broader portfolio of products. And you’ll see that as a pretty common trend here that says, gee, now we get access — in the VERITAS case, we get access to VERITAS’s technology. Symantec case, we get access to their technology. So it’s that commingling of the relationship, but then for the partners that have both, it’s a simplification of the relationship going forward. So, in both cases, very, very positive situations, and these continue.

This is a customer that focuses around the Norton technology. This happens to be a VERITAS partner that says, gee, if I can suddenly sell antivirus as well, along with backup, I’ve essentially provided the single-source wagon of technology, and my customers are asking for that.

So we’ve gotten continual reinforcement from customers and partners that this industry consolidation that’s beginning is simply continuing. Here is yet — yet another one is MOCA. Again, how do we put these assets together, and how does this address the enterprise customers. Phenomenal opportunity for very broad coverage. Our model of distribution, as is Symantec’s, will continue to be focused to the higher end of the enterprise. There’s a whole broad enterprise play that the partner community is going to get really spectacular benefit out of this particular combination.

Adexis is another one. We could go on and on here. I’m obviously not going to go through the quotes on each of these specifically, but the bottom line is response from customers, the response from the hardware partners, the response from our software partners, and the response in the channel has been absolutely 100% positive.

We’ve had a really good response out of that community, which is certainly validating in our minds exactly some of the reasons why we are going forward with the combination.

So, on that note, I’ll hand it back to John and he’s going to walk you through the transaction summary, the financials, and then I think I’m going to join him back up here and we’ll share the microphone for some Q&A.

John?

John Thompson: OK, we announced the transaction — or it got announced for us — on the Tuesday of the week before Christmas, and then we actually did our announcement that Thursday. It was contemplated to be about $13.5 billion. It is an all-stock transaction with a fixed exchange ratio of 1.1242 shares of Symantec for each VERITAS share.

Symantec shareholders will actually have about 60% of the company, and VERITAS shareholders will have about 40% of the company. So it truly is a strategic merger, if you will, bringing two, very, very powerful and strong companies together. We expect the deal to close sometime during the second quarter of this calendar year, and our forecast assumptions of $5 million makes an assumption about earlier in the quarter as opposed to later in the quarter.

Closing conditions are obviously that we need to have regulatory approval and shareholder approval on both sides, and it’s our objective to make sure that those things do, in fact, occur. We don’t anticipate any regulatory issues, because there is no overlap to speak of between the two companies’ product portfolios, and, hopefully, as investors become more aware of and understanding of the transaction, that too will become less of an issue.

Branding, we will in fact call the company Symantec. However, we will make sure, as Symantec has done, and VERITAS has done, that we maintain the product brands that have equity in the marketplace. Having spent a lot of my time in the brand management area, I know how important people equate or relate to the brands that they have attached themselves to, and so product brands will in fact be maintained.

I will be Chairman and CEO. Gary will have responsibilities as Vice Chairman and President for the go-to-market side of our business, so all sales, services and support will be managed by Gary. John Schwarz, Symantec’s current Chief Operating Officer, will be Co-President and have responsibility for all of the product business units. So, everything that we do to build a product to take to the market, John will manage.

Greg Myers will be the CFO, and Ed Gillis will be the Chief Integration Officer, a very important role, particularly in the context of integrating our back office infrastructure, where 12 months from the day that we close, we are going to have to make sure that we are SARBOX compliant, and therefore, having a dedicated focus, not just on the nitty-gritty of implementation of the integration plan, but ensuring that we can be SARBOX compliant a year later is awfully important.

The board will be 10 people, and it will be comprised of six from Symantec, and six — I’m sorry, four — from VERITAS. The process will be driven, at least on our side, by our lead director, and I suspect a similar process by the VERITAS board as well. Our corporate headquarters, at least for the moment, will be in Cupertino, and I say that only jokingly, because clearly, this is now a much, much more expanded company, and we have to look at where the right place is. But for the moment, Symantec is headquartered in Cupertino. We have operations in over 40 countries, and because of the growth in the employment base, while the last quarter’s forecast suggested the combined entities is somewhere around 11,000 or 12,000, actually, with the growth in employment on both the Symantec and VERITAS side, we would expect that the combined entity, when we open for business, will have about 13,000 employees around the world.

If you were to look at what the companies looked like on a trailing 12-month basis, they were fairly similar on size. On revenue, we have very similar gross profit margins. We have very similar operating incomes to the tune of about a $200 million difference.

And the real issue here is bringing together two leaders in their space. This is not, as I said earlier, a big company buying a little company. This is two very, very important infrastructure asset oriented companies that are helping customers be successful in managing their IT environments. We will have an awful lot of cash on our balance sheet. That’s been a question that’s been asked of many.

To be clear, about half of the cash in the combined entity will sit in Europe and therefore, it’s not as accessible to us as it may be perceived by some. We will have a DSO that clearly is strong for enterprise software companies and a very, very solid head count position. The combined entity will have about a one-quarter, three-quarter mix between consumer and enterprise.

It balances out what some people perceive to be the risk on Symantec’s side on the consumer space, but more importantly, as a very, very diverse, diverse geographic sourcing of its revenues with about 53% in the U.S., 31% in EMEA, and 16% in Asia-Pacific. Much, much more similar to the profile of very, very high performing software or technology companies around the world.

Our guidance is that assuming an early second quarter close is revenue in the range of $5 billion. We would expect to have operating expenses that run about 55% of revenues. We have outlined that there’s about $100 million of cost synergies that we would expect, of which $13 million will be derived in the first quarter, assuming a full quarter of operations.

Excluding the impact of the deferred revenue write down, it’s about 99 cents on a non-GAAP basis, and it’s about 83 cents on a non-GAAP basis assuming the write down. We also would expect this transaction to be accretive to our first 12 months of operation as a combined entity. So why is this a good deal? Our belief is clearly it creates a company that is in response to the number one and number two issues that large enterprises have.

How do I secure my assets and how do I make them more available? How do I deal with the cost complexity and compliance issues that are so important in my environment? We will be the fourth largest independent software company in the world with a market opportunity of over $56 billion for us to pursue. We have very, very broad reach with operations in more than 40 countries.

We have the strongest channel presence I would argue of the leading software companies in the industry, and we are addressing top problems for customers. And as long as you are grounded in customer problem focus, that is the strength of any company day in and day out. Clearly, our financials and our balance sheet will be very, very strong.

There will be no software company above $3 billion that will outgrow Symantec, with an 18% growth forecast that clearly represents leadership, not just in revenue, but in growth as well. And finally, this is a very experienced and seasoned leadership team.

What Gary and I having done — combined over 29 transactions as CEOs, with a very, very strong financial management team, and John Schwartz’s strength and product development and product operations, clearly, this is a team that will rival any in the industry and I’m awfully proud to be leading the combined entity.

Let me stop there now and address what I suspect may be one or two questions that you would have. And I will ask Gary to join me up here. And we will be repeating the questions just for the Webcast.

QUESTION AND ANSWER SESSION

John Thompson: First man, right there. Would you state your name and where you came from?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: This assumption is predicated on 13,000 employees as we open for business.

Unidentified Speaker: When you show the (inaudible), when you show the 56 billion and then you show the competitors, a big chunk of that opportunity, (inaudible) opportunity, is in systems management, can you talk a little bit about your approach to that component of the availability picture?

John Thompson: Well, both companies have — I’m sorry. The question is, when we show the $56 billion opportunity, a component of that 56 billion is in systems management and can we talk about what our approach is or strategy is in that space?

Both companies have some assets in systems management. With the Gereva (ph) acquisition that VERITAS did, with the ON Technologies acquisition that Symantec did, we do have assets that provide for server provisioning, for desktop provisioning, for things of that nature that have been viewed as bolt ons (ph) or plug ins to existing frameworks that customers have.

So we view that that strategy can, in fact, be continued in the combined entity and you get the mix, the best of the two asset pools that come. The Gereva focus was more on the server side. The ON Technologies focus was much more on the desktop side. So this gives us a very complimentary asset portfolio.

Gary Bloom: Yes, the only thing that I would add, Tom, is I think you have to look at it as the infrastructure space more as in the systems management space because in systems management, a lot of people get confused by that and think of systems management console, and obviously, that’s not the definition of what infrastructure management or necessarily, even what systems management is.

So if you think of it as infrastructure management, as that space to say, this is a big move in consolidation of infrastructure, touching on everything from the application, how the application performs, all the way down through the bits and bytes stored on the disk, and both providing availability, security, and resiliency of that infrastructure, that’s what this merger is all about.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is, related to how we will align our sales force and how we will pull the product strategy together. Since Gary is going to have the sales force, let me have him start and then I’ll try to join in.

Gary Bloom: OK. So clearly in the start, it’s a little hard to not look at them together to some extent, but certainly on the enterprise customers, if you look at our account coverage, one thing was very interesting (inaudible), a lot of the customers that we call on are the same customers, as you can expect, that Symantec calls on.

You go up in that Wall Street, we all call on the same Wall Street players and if you look at it from that perspective, the way to think about the enterprise sales model is very much a — you don’t need three relationship managers or four relationship managers. What you need is a relationship manager that is supplemented by lots of product expertise in the different product categories.

That’s no different than how we sell today with VERITAS is, we bring in the application performance manager specialist. That is how we’ve gotten the precise technology and that acquisition kind of back on track is by having specialization in the field that knows how to pitch, sell, explain, implement, and use that technology.

The same thing around system availability, the same thing around disaster recovery planning, and ultimately the same thing around security. You’ll have an opportunity at that enterprise level to look in that bout, where’s the strongest relationship and what’s the right selling model to those customers.

I think the net result will be if we’re covering really well 500 accounts today, by the combination, we should be able to cover really well 800 to 1,000 accounts. Some accounts may still need two people on it. A lot of accounts will have a single relationship manager, multiple technical expertise.

And then in the channels, it’s really a matter of a lot of integration work to sort through the channel partners and find out, okay, where’s the overlap, where’s the channel partners that today sell VERITAS that have an interest in selling Symantec? What kind of channel conflict will that (inaudible) if we allow that?

And we’ll have to sort that out through the process of integration, but I think if you look at it from a leadership position, yes, we’ve been very strong in enterprise. Both companies have been very strong in the channel.

And I think there’s a phenomenal opportunity to get a lot of channel leverage, in particular, probably to move a lot of the VERITAS technology further down the market and potentially move a lot of the Symantec technologies in the channel up into the market, ultimately getting much broader coverage in the small/medium business market.

John Thompson: Let me — on the product front, Gary did address some of the ideas that we have early on around resilient infrastructure, e-mail archiving, and e-mail compliancy. There will be a product roadmap that as the development teams now have an opportunity to come together, because we couldn’t engage a lot of the smart working people in our company as we were going through the integration analysis or the acquisition analysis.

So from this point on, we now have an opportunity to have architects and engineers look at product portfolios from each company and say, gee, what is the art of the possible? And you’ll hear more about that as the transaction evolves.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The issue is around the combined companies’ ability to address unauthorized retrieval of critical information assets. Clearly, one of the things that Symantec has focused on for some time has been intrusion detection and intrusion prevention technologies. The expectation here is that if you can converge that technology with some of the backup and recovery technology, you can create a more powerful solution set overall.

It is our expectation, as I suggested to the gentlemen that just asked, as the engineers have an opportunity now to look at the patent portfolios and technology portfolios of the two companies, I think the art as a possible will be better defined than it has been to date.

In actuality, what the combined entity ends up with is a much, much, much stronger patent portfolio than either company independent of itself, and competitively, that positions each company very, very strongly as we move forward.

Gary Bloom: The other thing I would add to that is if you look at the way the technology roadmaps play out and the fact that in many cases, we are, in the UNIX systems and other systems, we’re managing the storage, or in some cases, we’re even managing, or we are the file system, well, once you’re down at that level of knowledge and information, and you now layer on top of it a security portfolio, and you put smart engineers in a room, you can start getting a lot of ideas moving pretty quickly about what you can do to uniquely solve that problem.

That I’ll tell you, as two independent companies, those dialogues would be very difficult to have although some of those dialogues were dialogues that we are starting to have as partners that ultimately led down the path of let’s put the combination together because we can get there quicker.

So I do think we’ll be able to address that particular issue and what I can tell you is, internally within the joint operation, there’s separate companies today, tons of e-mail traffic in both sides about from engineers, for sales people, from consultants, all with the — wow, will we be able to do this?

And it’s really going to be a matter of, you know, what I said earlier, it’s integration opportunity, all the effort and all the energy is, what’s the benefit of integrating versus the, gee, do I have to worry about whether my product survives next week? Everyone looks and says, gee, my products have survived.

It’s critical to the $5 million revenue goal, so now I can focus on how do I make it not 5 billion, how do I make it something much bigger?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Well, the number one and number two opportunities that CIOs are spending their time on today is security management and storage management. On any survey being done of CIOs, they say those are the top two priorities. So by bringing these two companies together, we have an opportunity now to address what is in fact the number one and number two spending priorities of CIOs around the world, in every survey that you or I might be able to look at.

The question is, now that we have an opportunity with the transaction in the public to have smart architecture and engineers, say, gee, what’s the art of the possible? I think we can over time give you more definitive answers on the product roadmap, but we just did this transaction just before Christmas. And now, this week, for the first time, the senior leadership of the product development organization will come together.

So give us some time and we’ll come back to you. But clearly, it’s addressing the number one and number two spending priorities for CIOs around the world. Name?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Well, the forecast that — the consensus view from Wall Street was that Symantec’s growth rate in FY06, which starts for us in April, was going to slow anyway. It’s going to move from a forecasted growth rate in this fiscal year of 35% to a consensus view of 18%. So a target company that we are bringing together will grow at 18% on a much, much stronger revenue base with a much, much stronger customer base underneath it.

I think that is an important statement about not just this company, but where the industry is going overall. You can make your own assumptions about what the individual piece parts might grow (inaudible) what VERITAS might contribute versus what Symantec might contribute. But in the end, the combined entity ends up with a growth rate that’s equal to the consensus view of the street, and it’s much, much stronger than any of the other software companies of this scale.

Now while our PE ratio has come down substantially since the week of the transaction, candidly guys, the thing that’s more concerning to me is they have completely discounted the growth rate of this new entity, completely. And if you look at this company on a PE to growth basis, I don’t understand the haircut we’ve got. I just don’t understand it.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

Gary Bloom: So the question was, can we talk about the kind of percentage of revenue coming from enterprise versus channels and how much overlap there is in the channels? The answer will be, yes, not a lot of specifics there obviously. You know, in the channel, as you’ve seen from even just some of the quotes we put up there, yes, there’s a limited channel of partners.

And you’ve got to be careful when you talk about channels because there’s kind of consumer channels, there’s two-tiered distributors, then there’s enterprise resellers and value added resellers, and then there’s the systems integrators and there’s the hardware partners. So if you look at the combined entity, you know, and you get into a lot of confusion there, you also get into confusion between are you doing fulfillment or are you doing demand (inaudible)?

Because more and more, I can look back in the last 90 days, you know, some of our transactions that used to go through an enterprise reseller, today was fulfilled by a systems integrator and IBM Global Services or BT Internet Retail Services in the UK, those kind of players. So there’s a shift going on.

What we’re focused on, what we want to make sure we pay attention to, just like John mentioned some comments about brand, we want to make sure we’re creating the demand for the product. How the products get fulfilled I think there will be an evolving picture.

Certainly it’s a very high ended enterprise you can envision of fulfilling a lot of those directly, although direct fulfillment today is often on somebody else’s paper, especially in government contracts and the like. So I don’t have specific percentages. I think there’s a lot more synergy than overlap in the channels.

In other words, you know, there’s not a one-for-one relationship that says everybody I go to says, oh yes, I sell Symantec and everybody John goes to says, oh yes, I sell VERITAS. I’d say some informal inquiries, it’s probably 50/50 that actually sell both technologies today.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Yes, this forecast of EPS does not make the assumption at all about the expensing of options. So this is pre-option expenses. Now clearly, in the case of Symantec, we’ve been bringing our overhang and burn rate down consistently over the last three or four years. And similarly, VERITAS has been doing the same thing.

There is, however, in the case of VERITAS, a large pool of options that have a very, very high spike (ph) price, and one of the things we are looking at right now is, how do we deal with that, both in terms of its impact on the overhang, but more importantly, fairness to our employees for what they perceive to be valued as best (inaudible), and we’ll deal with that in due time.

Gary Bloom: Actually, I can go one step further, because we’ve publicly disclosed that now, so essentially, any of the options in the over $49 range on the VERITAS side are essentially going to get canceled as part of the transaction, canceled and closed, because obviously there’s an acceleration and then they go away.

Nobody is going to exercise them at 49, so there is some of the overhang from the old out-of-the-money options, will go away in the VERITAS case.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Yes, the question is related to the 99 cents in non-GAAP earnings and how much of that is assuming the synergies? The synergy outline is $100 million. It is $100 million spread over the first four quarters of operations, with $13 million of that coming from the first quarter, assuming early closure, if you will, in the June quarter of this year.

And then it will be spread I would say proportionately, but certainly spread with a higher proportion of it at the back end of the fiscal year as opposed to the front end of the fiscal year. So it assumes the $100 million in synergies in the 99 cents, and it assumes $5 million in revenue.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question was, do we get — should we think about the skew of revenues differently as we work our way through the integration activities of the sales force? Quite frankly, I think as we start out, our objective is to keep the sales operations focused on delivering against quarterly objectives.

That’s important this quarter for sure given that it’s Symantec’s fiscal fourth quarter, and it is VERITAS’ first quarter, and so there are incentives in place for both teams to make sure that we don’t take our eye off the ball.

Art Maden (ph), who is the sales leader for VERITAS, and Tom Kendra (ph), the sales leader for Symantec, are working on what should the “fast start content” be?

Because you would want this organization, as it comes out of the chute, to not have disruptions in sales transactions close because we’re doing channel shifts or channel changes. I don’t expect massive changes on the day we open for business. We’ll feather those changes in over time because we do recognize that we’ve got a revenue plan and a margin plan and a profit plan that we have to deliver period.

Gary Bloom: The only other thing I would add to that is, you know, keep it in mind, normal seasonality between the two businesses. I don’t think the transaction is going to materially shift seasonality. So take John’s answer, just factor and seasonality, and I think you’ve got the picture.

John Thompson: Back in the blue shirt?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is, in the $100 million of cost synergies, what are the assumptions about where it’s going to be sourced and while it only represents about 3% of the combined entity, are there other opportunities? Is that a fair paraphrase?

The $100 million is more focused on where there are overlaps in back office infrastructure because we have virtually no overlap in our product portfolios and virtually no overlap in our go-to-market activities because we’d like to have broader coverage of the largest enterprises in the world. It’s not coming out of those places.

Clearly, each company has an enormous spending plan on non head count related activities, and so you should assume that the primary focus of this team will be on non head count related spending activities (inaudible) purchasing. We spend an enormous amount of money on, jokingly, trinkets and trash, but if we could just eliminate that, we could get some small share of this $100 million.

More importantly, travel, a whole range of things that the combined entity will be able to focus on because you’ll have the buying leverage, if you will, that comes from a company of some scale as opposed to the two individual companies operating as they are. In the back office, there are clearly systems issues and process issues that we will be able to wring (ph) synergies out.

So over time, those things will come out and that’s why we said modest synergy savings, if you will, in the first quarter of operations, and they’ll ramp as the fiscal year unfolds.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is related to the release of Longhorn and what effect might it have on the combined entity? Clearly, Longhorn is the answer to many customer’s woes for a stronger operating — Windows operating environment, and it is our belief that there is an opportunity for both companies, either independent or combined.

Longhorn will have interfaces for security products to attach to and we believe we will be very much compliant in that regard. It will have file system issues as well as storage management issues that the new company will have an opportunity to participate in. So I don’t think Longhorn reduces the footprint of the opportunity.

If anything, given the heterogeneous nature of large enterprises and their desire to buy security from a true security company, I think our opportunity is every bit as big as it was before Longhorn took the market. You want to comment?

Gary Bloom: Yes. The only thing I would add to that is on the storage management side of things. Early on, Longhorn was articulating having massive storage management capabilities.

They subsequently, I think it’s now about four months ago, come out and said, the initial release of Longhorn is not going to have any of that storage management capability, that it’s all been pushed out and deferred by Microsoft’s own comments, pushed out into a later release estimated to be somewhere at least a year later than kind of the initial release.

So if you look at — you kind of have to look at it from an applications view as well and say, well, what are customers doing in the Windows environment? You know, certainly one of the main things they’re doing is they’re starting to run applications there.

One of those applications is certainly Exchange and so if you take again back to that combination of what we do in security with what we do in storage and systems management and what we do in compliance, put those together, you know, Longhorn is going to be a more enterprise capable platform that’s going to have all the same (inaudible), risk and compliance issues that the current version has.

So I don’t see it as a real kind of negative effect on the business. I do tend to feel as John does as I think some of the interfaces that we will be able to plug into will get better defined and I think that could actually be helpful in the end.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Well, this will be a company that will generate an enormous amount of free cash flow from its operating activities. Symantec, as you well know, will produce somewhere in the range of 800 to $900 million this year. VERITAS will be in the 6 to $700 million and if you think about what we’re trying to do as we bring these companies together, you’ve got an enormous cash generator as a company.

We’ve not given specific guidance yet on cash flow from operating activities, but you’ll get that eventually.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is related to the 18% growth rate target and is that for ‘07? You know, 18% growth reflects our view of fiscal year ‘06, which starts in April of ‘05 and ends in March of ‘06.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: We have not provided detailed guidance by segment for the combined entity and we’re not going to do that here. The question was related to consumer — to specific consumer growth.

Gary Bloom: The only other thing I would just quickly factor in is that, the assumption that revenue guidance continues to be kind of a measured recovery in IT spending, so there’s not built into that model kind of a massive decline in IT spending, nor is there a bubble built into the model.

And so, you know, what it is, is it’s an 18% model and a market overall IT spending obviously growing dramatically lower, but having the advantage of being the number one and number two category where money is being applied which is why you get up to 18%.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Well, there has been — the question is related to Symantec’s consumer antivirus business, and our sense of the market for that class of technology. And let me make a couple of ones. First, our focus has been on delivering greater value to customers through a more robust, sweet product than just core antivirus.

And so while a lot of the growth people point to is through price increases, a lot more, quite frankly, of the growth has come from a combination (inaudible) volume or shift to a higher price point product, hence the Norton Internet Security product. That strategy has been in place now for more than two years and has been a phenomenal contributor to the overall performance of Symantec’s consumer business.

Now, historically, we have always had to compete against pre-offerings in the channel. Our number one and number two and number three competitors almost always have, at some given point in time in the year, a net to zero offering in the channel. And we have dealt with that I think reasonably successfully, given the aggregate growth rate of our consumer business.

And so while you see great advertising about pre this or pre that, the reality is, it’s not had a material effect on our business to date. That’s not to suggest that as more players enter the market, as service providers think more about what their value proposition might be to the consumer, that there won’t be price pressure on core antivirus in that particular channel. This transaction is not about that.

This transaction is about serving the needs of large enterprise customers. It has nothing to do with the consumer business whatsoever. David?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: You mean, in the combined entity or core Symantec? Well, I think — the question is related to growth rates in consumer S&B and enterprise. I think, quite frankly, the real opportunities for companies in the technology sector, is to do a better job of serving the needs of middle market customers.

I think the reason Symantec has performed so well over the last three or four years is because of the diversity of our customer base, from consumers to mid-market customers to large enterprises. And that diversity has provided the underpinning when large enterprise spending candidly dried up. And so I think this combined entity, with the asset portfolio we have, has an opportunity — and our channel reach has an opportunity to go into the middle market and do a very, very good job. The question is, what are we packaged, how do we bundle it, and how do we leverage and incent the channel to want to pursue the middle market opportunity where there is more revenue growth and more earnings opportunity than there is in the large enterprise space, for sure.

Gary Bloom: With that said, I don’t the enterprise is a bad place to be, especially given the notion that says I think we’re going to have much better, much broader coverage of a larger number of key enterprise accounts. And when you line up kind of the pyramid of accounts and you look at our coverage in the very high end of the pyramid, it’s still spotty today. We’ve talked about that a lot. I think you’ll find the same thing if you lined up the Symantec kind of enterprise sales effort, that we’re hitting a lot of accounts, we’re doing very nice transactions, it’s just you look at some really large IT shops out there.

I certainly look at them from my portfolio perspective and say, well, I’m not selling anything to them, or getting $2 million a year out of somebody that’s spending $1 billion or $800 million in IT spending, I don’t feel like I’m getting quite my fair share of the wallet, and I think by putting these assets together and improving the coverage model, I think there is a great enterprise growth opportunity just through improved execution at the enterprise.

Todd?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: There are questions related to products or holes in the portfolio, given that we’ve talked about the strength in the current portfolio, and specifically in Symantec, what are we doing around spyware?

Let me address the latter one first. We will deliver a spyware solution to the consumer markets this quarter. It will be integrated into the Norton Internet Security product, so it will be a new release of Norton Internet Security. I think it’s called either Premium or Premier. I’m not sure the actual branding yet. And that will be our approach, if you will, for the consumer markets. We may deliver sometime in the fall a standalone version.

It’s our belief, however, that the standalone spyware market is a transitory market, that customers, be they consumer or large enterprises, will expect that your mouware (ph) detection capability will deal with all forms of mouware, not just antivirus or Trojans or worms, but the spyware issues as well.

Now, with respect to where there might be holes, let me be clear. While everyone is wondering with $5 billion, what are you going to do? The answer is nothing. Right now, our focus is getting this done. There are clearly people within our companies who have ideas of where we might want to enhance our product portfolio, and in due time, we will certainly address that. But the first order of business is to get this transaction closed, get our teams focused on the opportunities, and as we demonstrate success to ourselves and to you, then we’ll look up and decide where there might be tactical tuck-ins that make some sense.

There may be some right now that are small that could be done, but I don’t want this community at large to think, oh my goodness, these guys are going to go out and spend that $5 billion on transactions. That’s not our intent as we start out.

Gary Bloom: If you look, by the way, on the product portfolio there, it’s from a building block perspective, and you look across and say, okay, well, what do we do? We do storage, we do server management, we do automation. What are the things those drive? Well, for the application server and storage, it drives availability, it drives security, drives the data protection of it, so if you look across kind of — you look at all the key building blocks that are out there, what you find is a portfolio of building blocks to address availability, performance, automation and security across multiple layers of the pack, we have that. So, by and large, we have the map of the portfolio ready to go.

John Thompson: Follow-up, Todd?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: Why would I ever deliver — the question is related to price point for NIS. And while we haven’t priced it, and you know we never pre-announce prices to the marketplace this way, but there’s a theoretical question of why would I ever deliver new function at the same price?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

Gary Bloom: I guess I’ll take the first two and let him do the segment reporting. He looks more like a CFO today. So, on the risk quotient — excuse me, the portfolio of risks, I’m not going to get into specifics. I don’t think John would want to, either. I think you have to look and say, we have some risks in our product portfolio and our go to market, Symantec has some risks. By the way, any company that stands in front of you and says they don’t have some risks in their business is, as John used the term earlier today, smoking the curtains.

Every company does have risk out there, and we have some risk, they have some risk. This wasn’t a risk-mitigation combination, though. It was a combination driven by really two strong companies, neither of which, in my view, needed to go do the transaction. It wasn’t one of those, gee, something’s so horribly wrong with one of our businesses, we better go find a partner to dance with today. It was really looking at what are our customers telling us, what’s the buying trends in the industry, and how can we lead that marketplace to create a much better company that can go greater places than we could independently. So that was really kind of at the risk level, and I missed your second question.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

Gary Bloom: The biggest challenge on integration being the second question. There I think it’s paying attention to it and doing it. I’ll tell you, it’s not rocket science. With that said, there’s a lot of work, and you have to have a lot of discipline to make proper decisions. The very nice part about this transaction, so far, and when you look at the way the management model is coming together, and what we’ve announced so far, is we’ve kind of checked emotions at the door and said what creates the best management team? What creates the best business opportunity for us, and what creates the greatest success and the best metrics for the shareholder community? And I think when you look across it from that perspective, that’s been the focus, and that is the tone at the top. And I think that’s the biggest place companies stumble on integration.

In addition, what we’ve done is while we feel like on both sides we have tremendous integration experiences, in both cases, some of it learning exactly what to do and what works well, and in some cases, learning kind of where we stumbled in integration, or where Symantec stumbled, having learned from those.

With that said, we’re going to be supplementing it here. We’ve been actively interviewing and reviewing proposals from third parties to come in and help the diligent management of the integration. But I think, largely — we talked a lot about support for the transaction coming from the partners, from customers, those two communities being very strong.

The other area that I think has been very strong is the employee support for the transaction as well. There’s a lot of excitement about what we can do together, and that’s a key integration for a software company. If I said anything other than the people aren’t the critical component, obviously people are the critical component. It’s our main asset.

John Thompson: On the segment reporting question, it would clearly not be our objective to become less transparent as a part of this transaction. Therefore, you should expect that the visibility that you have into the current Symantec or VERITAS segment will in fact be maintained.

There are, however, some differences, particularly around services and support, that we’re going to have to sort out as we work our way through the next few months. But beyond that, I don’t envision that there is going to be a substantial change in the visibility that you have into the performance of the various reporting segments that you see from the two entities today.

Way in the back, a lady with her hand up.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

Gary Bloom: Can you stand up and speak up, please? I’m sorry.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: I don’t think seasonality — the question is related to seasonality of the business. Unfortunately, I think people are stuck on what happened in calendar year ‘04 and was that norm or an aberration. There’s a legitimate argument, I think, to be made that calendar year ‘04 was in fact an aberration in seasonality and spending for large enterprises, because companies came to the realization of what the SARBOX expense was going to be, and they shut down capital spending to get their arms around the issue of SARBOX compliance and its ongoing, incremental cost to their run rate.

So, our assumptions in our forecast are about normal seasonality for our business and for VERITAS’s business, and I don’t think that’s a concern or an exposure, at least for us, at this point.

Gary Bloom: To just add one piece to that, because it was a little bit VERITAS specific, I think referring to our challenging results in the second quarter, which were I think challenged along with probably 30 other software companies, including IBM’s software business, from there, what we’ve said all along. When John talks about factoring in kind of back to some normal seasonality going into the next year, and certainly in the June quarter, what we’ve talked about all along and what’s factored in continues to be could there be some effect from Sarbanes-Oxley in that period of time? Yes, in the sense that we think that’s still the window of time with which people have to start locking down what they’re going to do and what they’re buying for relative to how it affects Sarbanes-Oxley compliance in Q3 and Q4.

But we don’t expect it to be anywhere near as great as it was this past year, where the expense was several things. A, it was kind of unforecasted, unpredicted. People didn’t expect to spend as much money as they had to on Sarbanes-Oxley. The second reason we believe there’ll be a much less of a trend of an impact on seasonality next year is it’s much easier to update your compliance for Sarbanes-Oxley for the new year than it is to kind of create it the first time, write all the documentation and live through it in the first half. So we just don’t think it’s going to have as much impact.

I also believe that into next year, once people survive year one of Sarbanes-Oxley, they’re going to start looking for technologies and products that will make it easier to do that. So whatever we lose, I think we’ll get some uplift on some of the products that actually help with Sarbanes-Oxley, especially technologies like the KVS technology. You couldn’t implement KVS quick enough buying it today to solve your problems last year.

So, now you can start being smart about it and actually use technology to get smarter about how you do SOX. And I think you’ll see some of that positive benefit with a little bit of seasonality on the trend in the second quarter, still, but again, that’s all factored into the 18%.

John Thompson: I think we can take two more questions.

John?

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: So the question is related to Microsoft and what assumptions have we made about it in our business forecast for the consumer business. And let me be clear. We don’t think Microsoft will have a material effect on our consumer revenues in the current fiscal year, or in the forecasted fiscal year. We think Microsoft’s entry into the marketplace is likely to create the normal dislocation in our equity, but when people see the performance of our consumer business continue at strong levels, that will come back.

Microsoft’s focus, we believe, will be on delivering behavior-blocking-type technologies embedded within the OS, and some subscription-based detection service for worms and viruses and things of that nature. The betting line right now seems to be that that latter component will come sometime around mid-year, and they might do something earlier than that around behavior blocking, which is kind of catching up with where we and some others are in terms of generic exploit (ph) blocking and what have you.

So our assumption is Microsoft has no material effect on our consumer business, certainly in this coming fiscal year.

Final question.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is, have we seen any apprehension by customers in buying either Symantec or VERITAS products since the transaction was announced. And I would have to say, on our side, I’ve seen none of that. While we’re not here to talk about our fiscal third quarter, needless to say, we stand by the guidance that we delivered.

I’ll turn to Gary and let Gary comment about VERITAS.

Gary Bloom: Yes, so again, I mean, it was certainly a topic of discussion, but I wouldn’t characterize it as apprehension as much as curiosity. So we certainly had to spend more time answering the question about what does this mean, how are we thinking about product roadmaps in the future? But again, I think you have to roll back to the general customer response. The general customer response has been very positive, and our customers look at this as a positive transaction in the future of their IT shop and the future of how they do their vendor management and supplier management. So, by and large, positive response from the transaction.

And, obviously, we’ll give you more insight on that as we announce our quarter and Symantec announces their quarter.

John Thompson: We’ll let you go, since you had your hand up.

Unidentified Speaker: (Inaudible question — microphone inaccessible).

John Thompson: The question is related to how we might use the cash, other than acquisitions, and might we use it for a share buyback? Both companies have in place buyback programs. We updated ours a couple quarters ago. VERITAS updated theirs a couple of quarters ago, I think.

It’s not unreasonable to assume that that would be a very good use of the cash, but the new board has not made that decision yet, and I don’t want to presage their decisionmaking capability.

OK, well, look, thank you very much for your interest and support for this transaction. Have a great day.

Gary Bloom: And my thanks to Citigroup for sponsoring this, too, so thanks.

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